Registration No. 333 -

As filed with the Securities and Exchange Commission on April 5, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
           THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY WARRANTS
                EVIDENCED BY AMERICAN DEPOSITARY WARRANT RECEIPTS

                                 --------------

                               societe Air France
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                   Air France
                   (Translation of issuer's name into English)

                                 --------------

                             The Republic of France
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-2026
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                                   Air France
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 830-4000
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                          ----------------------------

                                   Copies to:

    William B. Hobbs, Esq.                         Herman H. Raspe, Esq.
          Linklaters                        Patterson, Belknap, Webb & Tyler LLP
  1345 Avenue of the Americas                   1133 Avenue of the Americas
   New York, New York 10105                       New York, New York 10036

                          ----------------------------

It is proposed that this filing become effective under Rule 466:

                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited warrants, check the following box : |X|

                          ----------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Warrants, each         100,000,000              $5.00              $5,000,000             $633.50
representing one (1) warrant to
purchase Ordinary Shares, nominal
value (euro)8.50 per share, of societe
Air France
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Warrants.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Warrants.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American Depositary Warrant
Item Number and Caption                                            Receipt ("Receipt") Filed Herewith as Prospectus
-----------------------                                            ------------------------------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

     (i)    The amount of deposited securities represented by      Face of Receipt  - Upper right corner.
            one American Depositary Warrant

     (ii)   The procedure for voting, if any, the deposited        Reverse of Receipt  - Paragraphs (16)
            securities                                             and (17).

     (iii)  The collection and distribution of dividends           Reverse of Receipt - Paragraph (14).

     (iv)   The transmission of notices, reports and proxy         Face of Receipt  - Paragraph (13);
            soliciting material                                    Reverse of Receipt - Paragraph (16).

     (v)    The sale or exercise of rights                         Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

     (vi)   The deposit or sale of securities resulting from       Face of Receipt - Paragraphs (3) and (6);
            dividends, splits or plans of reorganization           Reverse of Receipt - Paragraphs (14) and (18).

     (vii)  Amendment, extension or termination of the deposit     Reverse of Receipt - Paragraphs (22) and (23) (no
            agreement                                              provision for extensions).

                                                                   Location in Form of Receipt Filed Herewith as
Item Number and Caption                                            Prospectus
-----------------------                                            ----------
     (viii) Rights of holders of Receipts to inspect the           Face of Receipt - Paragraph (13).
            transfer books of the Depositary and the list of
            holders of American Depositary Warrants

     (ix)   Restrictions upon the right to deposit or withdraw     Face of Receipt - Paragraphs (2), (3), (4), (6),
            the underlying securities                              (7), (9) and (10).

     (x)    Limitation upon the liability of the Depositary        Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

     (xi)   Fees and charges which may be imposed directly or      Face of Receipt - Paragraph (10).
            indirectly on holders of American Depositary
            Warrants

Item 2. AVAILABLE INFORMATION                                      Face of Receipt - Paragraph (13).

      Air France is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549 and at the principal executive office of the depositary, and may be retrieved from the Commission's website at www.sec.gov.

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Warrant Receipt included as Exhibit A to the Form of ADW Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of ADW Deposit Agreement, by and among Air France (the "Company"), Citibank, N.A., as Depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Warrants issued thereunder ("ADW Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Warrants registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the ADW Deposit Agreement, by and among Air France, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Warrants to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of April, 2004.

                                          Legal entity created by the ADW
                                          Deposit Agreement under which the
                                          American Depositary Warrants
                                          registered hereunder are to be issued,
                                          each American Depositary Warrant
                                          representing one (1) warrant to
                                          purchase Ordinary Shares, nominal
                                          value (euro)8.50 per share, of Air
                                          France.

                                          CITIBANK, N.A., solely in its capacity
                                          as Depositary


                                          By: /s/ Susan A. Lucanto
                                              ----------------------------------
                                              Name:  Susan A. Lucanto
                                              Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Air France certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France on April 5, 2004.

                                    SOCIETE AIR FRANCE


                                    /s/ Jean-Cyril Spinetta
                                    --------------------------------------------
                                    Name:  Jean-Cyril Spinetta
                                    Title: Chairman and Chief Executive Officer

                               societe Air France

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacity and on the date indicated.

                               POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jean-Cyril Spinetta and Philippe Calavia, and each of them acting individually as his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, in any and all capacities, to sign on his or her behalf any or all amendments, (including post-effective amendments) and supplements to this registration statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933 relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

             Name                                         Title
-------------------------------            ------------------------------------


/s/ Jean-Cyril Spinetta                    Chairman of the Board and Chief
-------------------------------            Executive Officer
Jean-Cyril Spinetta                        (Principal Executive Officer)


/s/ Philippe Calavia                       Chief Financial Officer
-------------------------------
Philippe Calavia


/s/ Michel Caruel                          Chief Accounting Officer
-------------------------------            (Principal Accounting Officer)
Michel Caruel


/s/ Jean-Pierre Aubert                     Member of the board of directors
-------------------------------
Jean-Pierre Aubert


/s/ Patricia Barbizet                      Member of the board of directors
-------------------------------
Patricia Barbizet


/s/ Jean-Francois Dehecq                   Member of the board of directors
-------------------------------
Jean-Francois Dehecq


/s/ Pierre-Mathieu Duhamel                 Member of the board of directors
-------------------------------
Pierre-Mathieu Duhamel

             Name                                         Title
-------------------------------            ------------------------------------


/s/ Jean-Marc Espalioux                    Member of the board of directors
-------------------------------
Jean-Marc Espalioux


/s/ Bruno Fareniaux                        Member of the board of directors
-------------------------------
Bruno Fareniaux


/s/ Michel Guyard                          Member of the board of directors
-------------------------------
Michel Guyard


/s/ Paul Laprevote                         Member of the board of directors
-------------------------------
Paul Laprevote


/s/ Daniel Mackay                          Member of the board of directors
-------------------------------
Daniel Mackay


/s/ Christian Magne                        Member of the board of directors
-------------------------------
Christian Magne


/s/ Pascal Mathieu                         Member of the board of directors
-------------------------------
Pascal Mathieu


/s/ Christian Paris                        Member of the board of directors
-------------------------------
Christian Paris


/s/ Marie Ramon                            Member of the board of directors
-------------------------------
Marie Ramon


/s/ Pierre Richard                         Member of the board of directors
-------------------------------
Pierre Richard


/s/ Gilles Ricono                          Member of the board of directors
-------------------------------
Gilles Ricono

             Name                                         Title
-------------------------------            ------------------------------------


/s/ Denis Samuel-Lajeunesse                Member of the board of directors
-------------------------------
Denis Samuel-Lajeunesse


/s/ Pierre Weill                           Member of the board of directors
-------------------------------
Pierre Weill


/s/ Marie-Joseph Male                      Authorized representative in the
-------------------------------            United States
Marie-Joseph Male

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------

(a)                 Form of ADW Deposit Agreement

(d)                 Opinion of counsel to the Depositary